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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.      X                Form 40-F.
                ------------                      ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                    No.       X
          -------------          -------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on August 9, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning a very substantial acquisition of the Company. A copy of the English announcement is included in this Form 6-K of the Company.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                           [LOGO] [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the
               People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                          VERY SUBSTANTIAL ACQUISITION
                            AND RESUMPTION OF TRADING

--------------------------------------------------------------------------------
The Directors of the Company hereby announce that the Board had approved by written confirmation the Boeing Aircraft Acquisition Agreement, pursuant to which Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing for the purpose of acquiring three Boeing B787 aircraft from Boeing on August 8, 2005.

The Directors believe that the acquisition of the Boeing Aircraft will further improve the operating capacity of the Company and its subsidiaries, enhance the Group's abilities to provide premium services to its customers, and raise the Group's ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

As requested by the Stock Exchange pursuant to Rule 14.22 of the Listing Rules, the Transaction is aggregated with the Previous Boeing Aircraft Acquisition and the two transactions are treated as if they were one transaction. The relevant percentage ratio for the Transaction aggregated with the Previous Boeing Aircraft Acquisitions, with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%. The Transaction therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule 14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Transaction. The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement.

Trading in the H Shares of the Company was suspended at 2:30 p.m. on August 8, 2005 on the Stock Exchange at the request of the Company, and applications have been made to the Stock Exchange for resumption of trading in the H Shares with effect from 9:30 a.m. on August 9, 2005.
--------------------------------------------------------------------------------

The Board hereby announces that pursuant to article 134 of the articles of association of the Company, the Board considered and approved by way of written resolution the following resolutions:

(a)  the purchase of three Boeing B787 aircraft by Xiamen Airlines from Boeing;
     and

(b) the execution of the Boeing Aircraft Acquisition Agreement to purchase the three Boeing B787 aircraft.

Except Director Peng An Fa who did not participate in considering the written resolution, all 14 other Directors participated in considering and approving the written resolutions. The format and procedure for passing the resolutions was in accordance with the Company Laws of the People's Republic of China and the Company's articles of association.

On January 28, 2005, China Aviation Supplies, as a sole import agent for aircraft companies registered in China, signed, on behalf of several airlines in China, the General Purchase Agreement on the import of Airbus A380 and Boeing B7E7 aircraft* with Airbus S.A.S. and the Boeing in Paris, France and Washington D.C., the United States respectively. The Company, being one of the actual users of the aircraft, was one of the signing parties in respect of the General Purchase Agreement for five Airbus A380 aircraft and 13 Boeing B787 aircraft (including three Boeing B787 aircraft for which Xiamen Airlines was one of the signing parties). For further details in respect of the General Purchase Agreement, please refer to the announcement of the Company dated January 29, 2005.

On August 8, 2005, Xiamen Airlines entered into the Boeing Aircraft Acquisition Agreement with Boeing for the purpose of acquiring three Boeing B787 aircraft from Boeing as contemplated by the General Purchase Agreement.

As at the date of this Announcement, with the exception of the Boeing Aircraft Acquisition Agreement and the Airbus Aircraft Acquisition Agreement (in respect of the five Airbus A380 as contemplated under the General Purchase Agreement), no purchase agreements have been signed between the Company and Boeing in respect of the other ten Boeing B787 aircraft. For further details in respect of the Airbus Aircraft Acquisition Agreement, please refer to the circular of the Company dated May 27, 2005.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, each of China Aviation Supplies and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.


THE BOEING AIRCRAFT ACQUISITION AGREEMENT

DATE

August 8, 2005

PARTIES

(i) Xiaman Airlines Company Limited, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Under the Listing Rules, Xiamen Airlines is a subsidiary of the Company.

(ii) The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.


AIRCRAFT TO BE ACQUIRED

Three Boeing B787 aircraft


CONSIDERATION

According to the information provided by Boeing, the catalogue price of a Boeing B787 aircraft is approximately US$123.2 million. The aggregate consideration for the Boeing Aircraft, which is payable wholly in cash and determined after arm's length negotiation between the parties, is lower than the catalogue price as provided by Boeing.


PAYMENT AND DELIVERY TERMS

The aggregate consideration for the acquisition of the Boeing Aircraft is payable by cash in instalments. The Boeing Aircraft will be delivered in stages to the Xiamen Airlines during the period commencing from July 2008 to July 2010.


SOURCE OF FUNDING

The Transaction will be funded partly with Xiamen Airlines' own capital and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the Transaction.


IMPLICATIONS UNDER THE LISTING RULES

On April 29, 2005, the Company and Xiamen Airlines, as purchasers, entered into the Previous Boeing Aircraft Acquisition Agreement with Boeing, as the vendor, pursuant to which the Company purchased 12 B737-700 aircraft and 18 B737-800 aircraft, and Xiamen Airlines acquired 15 B737-800 aircraft from Boeing. The relevant percentage ratio for the Previous Boeing Aircraft Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%. For further details in respect of the Previous Boeing Aircraft Acquisition Agreement, please refer to the circular of the Company dated May 27, 2005.

As requested by the Stock Exchange pursuant to Rule 14.22 of the Listing Rules, the Transaction is aggregated with the Previous Boeing Aircraft Acquisition and the two transactions are treated as if they were one transaction. The relevant percentage ratio for the Transaction aggregated with the Previous Boeing Aircraft Acquisition, with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 100%. The Transaction therefore constitutes a very substantial acquisition under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule 14.49 of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the Transaction.

The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.


REASONS FOR THE TRANSACTION

The Directors believe that the acquisition of the Boeing Aircraft will further improve the operating capacity of the Company and its subsidiaries, enhance the Group's abilities to provide premium services to its customers, and raise the Group's ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.


FURTHER INFORMATION

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement. A notice to shareholders of the Company convening a general meeting of the shareholders to approve the Transaction will be dispatched to the shareholders of the Company as soon as practicable.

Trading in the H Shares of the Company was suspended at 2:30 p.m. on August 8, 2005 on the Stock Exchange at the request of the Company, and applications have been made to the Stock Exchange for resumption of trading in the H Shares with effect from 9:30 a.m. on August 9, 2005.


DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:


"Airbus Aircraft      the aircraft acquisition agreement dated April 21, 2005
  Acquisition         pursuant to which the Company and Southern Airlines (Group)
  Agreement"          Import and Export Trading Company agreed to acquire and Airbus SNC agreed to sell five new A380 aircraft

"Board"               the board of Directors

"Boeing"              The Boeing Company, a company incorporated in the State of Delaware of the United States of America

"Boeing Aircraft"     three B787 aircraft

"Boeing Aircraft      the aircraft acquisition agreement dated August 8, 2005
  Acquisition         pursuant to which Xiamen Airlines and China Aviation Supplies
  Agreement"          have agreed to acquire and Boeing has agreed to sell the Boeing
                      Aircraft

"China Aviation       China Aviation Supplies Import and Export Group Corporation
  Supplies"

"Company"             China Southern Airlines Company Limited

"CSAHC"               China Southern Air Holding Company

"Director(s)"         the director(s) of the Company

"General Purchase     the general purchase agreement on the import of Airbus A380
  Agreement"          and Boeing B7E7 aircraft dated January 28, 2005 between China
                      Aviation Supplies, Airbus S.A.S., Boeing and others

"Group"               the Company and its subsidiaries

"Listing Rules"       the Rules Governing the Listing of Securities on the Stock Exchange

"Previous Boeing      the acquisition of 12 B737-700 aircraft and 18 B737-800
  Aircraft            aircraft by the Company and 15 B737-800 aircraft by Xiamen Airlines from Boeing under the Previous Boeing Acquisition" Aircraft Acquisition
                      Agreement

"Previous Boeing      the aircraft acquisition agreement dated April 29, 2005 between
  Aircraft            the Company and Xiamen Airlines as purchasers and Boeing as the
  Acquisition         vendor in respect of the Previous Boeing Aircraft Acquisition
   Agreement"

"Stock Exchange"      The Stock Exchange of Hong Kong Limited

"Transaction"         the acquisition of Boeing Aircraft under the Boeing Aircraft
                      Acquisition Agreement

"Xiamen Airlines"     Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the
                      Listing Rules) of the Company

Note:

* In the announcement of the Company dated January 29, 2005, references were made to Boeing B7E7 aircraft. Subsequently, Boeing renamed Boeing B7E7 aircraft as Boeing B787 aircraft. Both Boeing B7E7 and Boeing 787 refer to the same model of aircraft.

                                                           By Order of the Board
                                                                  SU LIANG
                                                             Company Secretary

Guangzhou, the People's Republic of China
August 8, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By        /s/   Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary

Date: August 10, 2005